Exhibit 21.1

Subsidiaries of Nephros, Inc.

Name	Jurisdiction	Percentage Equity
Nephros International Limited	Ireland	100%
Biocon 1, LLC	Nevada	100%
Aether Water Systems, LLC	Nevada	100%
Specialty Renal Products, Inc.	Delaware	62.5%